SALVO, RUSSELL, FICHTER & LANDAU
 A Professional Corporation

510 TOWNSHIP LINE ROAD
SUITE 150
BLUE BELL, PENNSYLVANIA 19422

Telephone: 215/653-0110
Telecopier: 215/653-0383

Stephen A. Salvo
ssalvo@salvorussell.com

              April 14, 2005

Thomas A. Jones, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0306
Washington D.C. 20549

Re:
WorldWater Corp.
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-122756

Dear Mr. Jones:

        On behalf of WorldWater Corp., we offer the following responses to the comments included in your letter, dated February 25, 2005. Upon filing this correspondence with the Commission, we also are filing Amendment No. 1 to the Form SB-2.

  1.
  The financial statements have been updated to include the fiscal year ending December 31, 2004, and an updated Management's Discussion and Analysis of Financial Condition and Results of Operations also is included.

  2.
  The Registrant has decided to eliminate its shelf stock offering, and references to a delayed offering by the Registrant under Rule 415 have been deleted.

        Please contact me with any questions or comments.

Very truly yours,
/s/ Stephen A. Salvo